Exhibit 12.1
Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
(dollars in millions)	2014	2013	2012	2011	2010	2009
Earnings as defined in Reg. S-K (1):
(Loss) Income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$(27)	$78	$158	$128	$73	$114
Capitalized interest	(1)	(1)	(1)	(1)	—	(1)
Dividends from unconsolidated investments	10	7	8	8	5	1
Fixed charges	121	168	158	136	136	122

Total Earnings	$103	$252	$323	$271	$214	$236

Fixed Charges as defined in Reg. S-K (2):
Interest expense	114	159	146	123	122	107
Capitalized interest	1	1	1	1	—	1
Imputed interest on operating leases	6	8	11	12	14	14

Total Fixed Charges	$121	$168	$158	$136	$136	$122

Ratio of Earnings to Fixed Charges	0.85x	1.50x	2.04x	1.99x	1.57x	1.93x

           (1) For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income from continuing operations before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2) For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.